CUSIP  NO.  413353103          Page  6  of  5
Pages

     SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.   20549

                SCHEDULE 13G

  Under the Securities Exchange Act of 1934

             (Amendment No. 10)

            Harold's Stores, Inc.
---------------------------------------------
          ------------------------
              (Name of Issuer)

                Common Stock
---------------------------------------------
          ------------------------
       (Title of Class of Securities)

                  413353103
---------------------------------------------
          ------------------------
               (CUSIP Number)

              December 31, 1998
---------------------------------------------
          ------------------------
(Date of Event Which Requires Filing of this
                 Statement)

      Check  the appropriate box to designate
the rule pursuant to which this Schedule is filed:

          [     ]   Rule 13d-1(b)
          [     ]   Rule 13d-1(c)
          [ X ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      (Continued on Following Page(s))

1.   NAME OF REPORTING PERSON
                                             Lisa Powell Hunt
      S.S. OR I.R.S.   IDENTIFICATION NO.  OF
                            ABOVE PERSON
---------------------------------------------
---------------------------------------------
-------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP
     (See Instructions)         (A)  [     ]
                                (B)  [     ]
---------------------------------------------
---------------------------------------------
-------------------
3.   SEC USE ONLY

---------------------------------------------
---------------------------------------------
-------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
---------------------------------------------
---------------------------------------------
-------------------
                               5.    SOLE  VOTING POWER          386,753
NUMBER OF SHARES               ----------------------------------------------
  BENEFICIALLY                 6.   SHARED  VOTINGPOWER           -0-
     OWNED
    BY EACH                    ----------------------------------------------
   REPORTING                   7.       SOLE DISPOSITIVE POWER    386,753
    PERSON
     WITH                       ---------------------------------------------
                              8.       SHARED DISPOSITIVE POWER   -0-
---------------------------------------------------------------------------

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED  BY EACH REPORTING PERSON
                                                         386,7531
---------------------------------------------------------------------------

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 (See Instructions)                         [     X     ]
---------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY  AMOUNT IN ROW 9
                                                        6.4%

----------------------------------------------------------------------------

12.    TYPE   OF   REPORTING   PERSON    (See Instructions)

                                                         IN
----------------------------------------------------------------------------

Item 1 (a)     Name of Issuer:


          -------------------
          Harold's Stores, Inc.


Item  1 (b)     Address of Issuer's Principal Executive Offices:
          ----------------------------------------------------------
          765 Asp
          Norman, Oklahoma 73069


Item 2 (a)     Name of Person Filing:
          ----------------------------
          Lisa Powell Hunt


Item  2 (b)     Address of Principal Business Office or, if non, Residence:
          ---------------------------------------------
          765 Asp
          Norman, Oklahoma 73069


Item 2 (c)     Citizenship:
          --------------
          United States


Item 2 (d)     Title of Class of Securities:
          ---------------------------------
          Common Stock, par value $.01


Item 2 (e)     CUSIP Number:
          --------------------
          413353103


Item 3    If this statement is
          filed   pursuant  to   240.13d-1(b)
          or   240.13d-2(b)  or  (c),   check
          whether the person filing is a:
          --------------------------------
               Not Applicable



Item 4         Ownership:
          ---------------------------------------------

     (a)  Amount Beneficially Owned:
          -----------------------------------
          386,753 shares

                Included  in this amount  are
          85,656 shares of Common Stock which
          are  held  by Ms. Hunt as custodian
          for   the  benefit  of  her   minor
          children.  Not included are  35,041
          shares of Common Stock held by  Ms.
          Hunt's husband, over which Ms. Hunt
          disclaims beneficial ownership.

     (b)  Percent of Class:
          --------------------
          6.4%

     (c)  Deemed Voting Power and Disposition Power:
          ---------------------------------------------------------
           (i)   sole  power to  vote  or  to direct the vote  386,753
           (ii)  shared power to vote  or  to direct the vote  -0-
           (iii) sole power to dispose or to direct the
                 disposition of                                386,753
           (iv) shared power to dispose or to direct the
                 disposition of                                 -0-


Item 5          Ownership of Five Percent  or Less of a Class:
          -------------------------------------------------------
          Not Applicable


Item 6         Ownership of More  than  Five Percent on Behalf
               of Another Person:
          ------------------------------------------------------------------

          Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
          -------------------------------------------------------
          Not Applicable


Item     8    Identification  and Classification of Members of the Group:
          -----------------------------------------------------------------
          Not Applicable




Item  9       Notice  of  Dissolution of Group:
          --------------------------------------
          Not Applicable


Item 10   Certifications:
          ----------------
          Not Applicable


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.


     Date:     February 16,  1999.


Signature:                /s/  Lisa Powell Hunt
                             Lisa  Powell Hunt














_______________________________
               1         Included in this amount
          are  85,656 shares of Common  Stock
          are  held  by Ms. Hunt as custodian
          for   the  benefit  of  her   minor
          children.  Not included are  35,041
          shares of Common Stock held by  Ms.
          Hunt's husband, over which Ms. Hunt
          disclaims beneficial ownership.